SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

MEI Pharma, Inc.

(Name of Issuer)

Common Stock, par value $0.00000002 per share

(Title of Class of Securities)

572322402

(CUSIP Number)

Craig L. Slutzkin

New Leaf Venture Management II, L.L.C.

Times Square Tower

7 Times Square, Suite 3502

New York, NY 10036

(646) 871-6420

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 25, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 572322402

1	Names of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Leaf Ventures II, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware Limited Partnership
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares
	8	Shared voting power 4,145,475 shares (1)
	9	Sole dispositive power 0 shares
	10	Shared dispositive power 4,145,475 shares (1)
11	Aggregate amount beneficially owned by each reporting person 4,145,475 shares (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 17.6% (2)
14	Type of reporting person (see instructions) PN

(1)	Includes 2,045,475 shares of common stock and 2,100,000 shares of common stock issuable upon exercise of the Warrants (as defined in Item 5 below).
(2)	The percentage ownership is based on 17,116,662 shares of common stock outstanding as of September 13, 2013, as reported in the Issuer’s Form 10-K filed with the SEC on September 27, 2013, plus 4,375,000 shares issued as reported in the Issuer’s Form 8-K filed with the SEC on October 29, 2013, plus 2,100,000 shares of common stock issuable upon exercise of the Warrants.

CUSIP No. 572322402

1	Names of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Leaf Venture Associates II, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware Limited Partnership
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares
	8	Shared voting power 4,145,475 shares (1)
	9	Sole dispositive power 0 shares
	10	Shared dispositive power 4,145,475 shares (1)
11	Aggregate amount beneficially owned by each reporting person 4,145,475 shares (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 17.6% (2)
14	Type of reporting person (see instructions) PN

(1)	Includes 2,045,475 shares of common stock and 2,100,000 shares of common stock issuable upon exercise of the Warrants (as defined in Item 5 below).
(2)	The percentage ownership is based on 17,116,662 shares of common stock outstanding as of September 13, 2013, as reported in the Issuer’s Form 10-K filed with the SEC on September 27, 2013, plus 4,375,000 shares issued as reported in the Issuer’s Form 8-K filed with the SEC on October 29, 2013, plus 2,100,000 shares of common stock issuable upon exercise of the Warrants.

CUSIP No. 572322402

1	Names of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Leaf Venture Management II, L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware Limited Liability Company
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares
	8	Shared voting power 4,145,475 shares (1)
	9	Sole dispositive power 0 shares
	10	Shared dispositive power 4,145,475 shares (1)
11	Aggregate amount beneficially owned by each reporting person 4,145,475 shares (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 17.6% (2)
14	Type of reporting person (see instructions) PN

(1)	Includes 2,045,475 shares of common stock and 2,100,000 shares of common stock issuable upon exercise of the Warrants (as defined in Item 5 below).
(2)	The percentage ownership is based on 17,116,662 shares of common stock outstanding as of September 13, 2013, as reported in the Issuer’s Form 10-K filed with the SEC on September 27, 2013, plus 4,375,000 shares issued as reported in the Issuer’s Form 8-K filed with the SEC on October 29, 2013, plus 2,100,000 shares of common stock issuable upon exercise of the Warrants.

CUSIP No. 572322402

1	Names of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Philippe O. Chambon
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares
	8	Shared voting power 4,145,475 shares (1)
	9	Sole dispositive power 0 shares
	10	Shared dispositive power 4,145,475 shares (1)
11	Aggregate amount beneficially owned by each reporting person 4,145,475 shares (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 17.6% (2)
14	Type of reporting person (see instructions) IN

(1)	Includes 2,045,475 shares of common stock and 2,100,000 shares of common stock issuable upon exercise of the Warrants (as defined in Item 5 below).
(2)	The percentage ownership is based on 17,116,662 shares of common stock outstanding as of September 13, 2013, as reported in the Issuer’s Form 10-K filed with the SEC on September 27, 2013, plus 4,375,000 shares issued as reported in the Issuer’s Form 8-K filed with the SEC on October 29, 2013, plus 2,100,000 shares of common stock issuable upon exercise of the Warrants.

CUSIP No. 572322402

1	Names of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James Niedel
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares
	8	Shared voting power 4,145,475 shares (1)
	9	Sole dispositive power 0 shares
	10	Shared dispositive power 4,145,475 shares (1)
11	Aggregate amount beneficially owned by each reporting person 4,145,475 shares (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 17.6% (2)
14	Type of reporting person (see instructions) IN

(1)	Includes 2,045,475 shares of common stock and 2,100,000 shares of common stock issuable upon exercise of the Warrants (as defined in Item 5 below).
(2)	The percentage ownership is based on 17,116,662 shares of common stock outstanding as of September 13, 2013, as reported in the Issuer’s Form 10-K filed with the SEC on September 27, 2013, plus 4,375,000 shares issued as reported in the Issuer’s Form 8-K filed with the SEC on October 29, 2013, plus 2,100,000 shares of common stock issuable upon exercise of the Warrants.

CUSIP No. 572322402

1	Names of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vijay Lathi
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares
	8	Shared voting power 4,145,475 shares (1)
	9	Sole dispositive power 0 shares
	10	Shared dispositive power 4,145,475 shares (1)
11	Aggregate amount beneficially owned by each reporting person 4,145,475 shares (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 17.6% (2)
14	Type of reporting person (see instructions) IN

(1)	Includes 2,045,475 shares of common stock and 2,100,000 shares of common stock issuable upon exercise of the Warrants (as defined in Item 5 below).
(2)	The percentage ownership is based on 17,116,662 shares of common stock outstanding as of September 13, 2013, as reported in the Issuer’s Form 10-K filed with the SEC on September 27, 2013, plus 4,375,000 shares issued as reported in the Issuer’s Form 8-K filed with the SEC on October 29, 2013, plus 2,100,000 shares of common stock issuable upon exercise of the Warrants.

CUSIP No. 572322402

1	Names of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ronald Hunt
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares
	8	Shared voting power 4,145,475 shares (1)
	9	Sole dispositive power 0 shares
	10	Shared dispositive power 4,145,475 shares (1)
11	Aggregate amount beneficially owned by each reporting person 4,145,475 shares (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 17.6% (2)
14	Type of reporting person (see instructions) IN

(1)	Includes 2,045,475 shares of common stock and 2,100,000 shares of common stock issuable upon exercise of the Warrants (as defined in Item 5 below).
(2)	The percentage ownership is based on 17,116,662 shares of common stock outstanding as of September 13, 2013, as reported in the Issuer’s Form 10-K filed with the SEC on September 27, 2013, plus 4,375,000 shares issued as reported in the Issuer’s Form 8-K filed with the SEC on October 29, 2013, plus 2,100,000 shares of common stock issuable upon exercise of the Warrants.

CUSIP No. 572322402

1	Names of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeani Delagardelle
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares
	8	Shared voting power 4,145,475 shares (1)
	9	Sole dispositive power 0 shares
	10	Shared dispositive power 4,145,475 shares (1)
11	Aggregate amount beneficially owned by each reporting person 4,145,475 shares (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 17.6% (2)
14	Type of reporting person (see instructions) IN

(1)	Includes 2,045,475 shares of common stock and 2,100,000 shares of common stock issuable upon exercise of the Warrants (as defined in Item 5 below).
(2)	The percentage ownership is based on 17,116,662 shares of common stock outstanding as of September 13, 2013, as reported in the Issuer’s Form 10-K filed with the SEC on September 27, 2013, plus 4,375,000 shares issued as reported in the Issuer’s Form 8-K filed with the SEC on October 29, 2013, plus 2,100,000 shares of common stock issuable upon exercise of the Warrants.

CUSIP No. 572322402

1	Names of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Liam Ratcliffe
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares
	8	Shared voting power 4,145,475 shares (1)
	9	Sole dispositive power 0 shares
	10	Shared dispositive power 4,145,475 shares (1)
11	Aggregate amount beneficially owned by each reporting person 4,145,475 shares (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 17.6% (2)
14	Type of reporting person (see instructions) IN

(1)	Includes 2,045,475 shares of common stock and 2,100,000 shares of common stock issuable upon exercise of the Warrants (as defined in Item 5 below).
(2)	The percentage ownership is based on 17,116,662 shares of common stock outstanding as of September 13, 2013, as reported in the Issuer’s Form 10-K filed with the SEC on September 27, 2013, plus 4,375,000 shares issued as reported in the Issuer’s Form 8-K filed with the SEC on October 29, 2013, plus 2,100,000 shares of common stock issuable upon exercise of the Warrants.

CUSIP No. 572322402

Item 1.	Security and Issuer.

This Amendment No. 3 to the statement on Schedule 13D (this “Amendment No. 3”) amends and supplements the statement on Schedule 13D filed on December 10, 2012 (the “Original 13D”) as amended by Amendment No. 1 to the statement on Schedule 13D filed on March 1, 2013 (“Amendment No. 1”), Amendment No. 2 to the statement on Schedule 13D filed on May 15, 2013 (“Amendment No. 2” and together with the Original 13D, Amendment No. 1 and this Amendment No. 3, the “Schedule 13D”) filed by the Reporting Persons, and relates to shares of Common Stock, $0.00000002 par value (the “Common Stock”) of MEI Pharma, Inc., a Delaware corporation (the “Issuer”) having its principal executive offices at 11975 El Camino Real, Suite 101, San Diego, California 92130.

Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Original 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original 13D.

Item 2.	Identity and Background.

This Amendment No. 3 amends and restates Item 2 of the Original Schedule 13D in its entirety as set forth below:

This statement is being filed by New Leaf Ventures II, L.P. (“NLV II”), New Leaf Venture Associates II, L.P. (“NLV Associates”) and New Leaf Venture Management II, L.L.C. (“NLV Management” and together with NLV II and NLV Associates, the “Reporting Entities”) and Philippe O. Chambon (“Chambon”), James Niedel (“Niedel”), Vijay Lathi (“Lathi”), Ronald Hunt (“Hunt”), Jeani Delagardelle (“Delagardelle”) and Liam Ratcliffe (“Ratcliffe” and together with Chambon, Niedel, Lathi, Hunt and Delagardelle, the “Managing Directors”). The Reporting Entities and the Managing Directors collectively are referred to as the “Reporting Persons”.

The address of the principal business office of NLV II, NLV Associates, NLV Management, Chambon, Niedel, Hunt and Ratcliffe is New Leaf Venture Partners, Times Square Tower, 7 Times Square, Suite 3502, New York, NY 10036. The address of the principal business office of Lathi and Delagardelle is New Leaf Venture Partners, 2500 Sand Hill Road, Suite 203, Menlo Park, CA 94025.

The principal business of NLV II is to make, hold and dispose of equity and equity-related investments, principally in healthcare, medical device and life sciences companies. The principal business of NLV Associates is to act as the sole general partner of NLV II. The principal business of NLV Management is to act as the sole general partner of NLV Associates. The principal business of each of the Managing Directors is to manage the Reporting Entities and a number of affiliated partnerships with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of NLV II and NLV Associates is a limited partnership organized under the laws of the State of Delaware. NLV Management is a limited liability company organized under the laws of the State of Delaware. Each Managing Director is a citizen of the United States.

Item 4.	Purpose of the Transaction.

Item No. 4 is amended by adding the following:

On October 25, 2013, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Stifel, Nicolaus & Company, Incorporated and Cowen and Company, LLC, as representatives of the several underwriters listed on Schedule I thereto (the “Underwriters”), related to a public offering (the “Offering”) of 4,375,000 shares of the Issuer’s common stock at a price to the public of $8.00 per share. In addition, the Issuer granted the Underwriters an option exercisable for 30 days from the date of the Underwriting Agreement to purchase, at the public offering price less any underwriting discounts and commissions, up to an additional 656,250 shares of common stock to cover overallotments, if any. The Offering closed on October 30, 2013.

The Reporting Persons did not purchase or sell any shares in the Offering, however, the Reporting Person’s percentage ownership in the Issuer was diluted.

Item 5.	Interest in Securities of the Issuer.

This Amendment No. 3 amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

(a)	NLV II is the record owner of 2,045,475 shares of Common Stock and warrants (the “Warrants”) to purchase an additional 2,100,000 shares of Common Stock (collectively, the “NLV II Securities”). As the sole general partner of NLV II, NLV Associates may be deemed to own beneficially the NLV II Securities. As the sole general partner of NLV Associates, NLV Management may be deemed to own beneficially the NLV II Securities. As the individual managers of NLV Management, each of the Managing Directors also may be deemed to own beneficially the NLV II Securities.

Each of the Reporting Persons may be deemed to own beneficially 17.6% of the Issuer’s Common Stock, which percentage is calculated based on 17,116,662 shares of common stock outstanding as of September 13, 2013, as reported in the Issuer’s Form 10-K filed with the SEC on September 27, 2013, plus 4,375,000 shares issued as reported in the Issuer’s Form 8-K filed with the SEC on October 29, 2013, plus 2,100,000 shares of Common Stock issuable upon exercise of the Warrants. Each of the Reporting Persons, except NLV II, disclaims beneficial ownership of the NLV II Securities except to the extent of their pecuniary interest therein, if any.

CUSIP No. 572322402

(b)	Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)	None of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

(e)	Not Applicable.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 99.2 – Powers of Attorney regarding Schedule 13D filings.

CUSIP No. 572322402

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 6, 2013

NEW LEAF VENTURES II, L.P.

By:	NEW LEAF VENTURE ASSOCIATES II, L.P.
General Partner

	By:	NEW LEAF VENTURE MANAGEMENT II, L.L.C.
General Partner

		By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF VENTURE ASSOCIATES II, L.P.

By:	NEW LEAF VENTURE MANAGEMENT II, L.L.C.
General Partner

	By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF VENTURE MANAGEMENT II, L.L.C.

	By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

*
Philippe O. Chambon

*
James Niedel

*
Vijay Lathi

CUSIP No. 572322402

*
Ronald Hunt

*
Jeani Delagardelle

*
Liam Ratcliffe

/s/ Craig L. Slutzkin
Craig L. Slutzkin
As attorney-in-fact

*	This Schedule 13D was executed by Craig L. Slutzkin on behalf of the individuals listed above pursuant to Powers of Attorney, copies of which are attached as Exhibit 99.2.

CUSIP No. 572322402

Exhibit 99.1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock and/or warrants to purchase shares of stock of MEI Pharma, Inc.

EXECUTED this 6th day of November, 2013.

NEW LEAF VENTURES II, L.P.

By:	NEW LEAF VENTURE ASSOCIATES II, L.P.
General Partner

	By:	NEW LEAF VENTURE MANAGEMENT II, L.L.C.
General Partner

		By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF VENTURE ASSOCIATES II, L.P.

By:	NEW LEAF VENTURE MANAGEMENT II, L.L.C.
General Partner

	By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF VENTURE MANAGEMENT II, L.L.C.

	By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

*
Philippe O. Chambon

*
James Niedel

*
Vijay Lathi

CUSIP No. 572322402

*
Ronald Hunt

*
Jeani Delagardelle

*
Liam Ratcliffe

/s/ Craig L. Slutzkin
Craig L. Slutzkin
As attorney-in-fact

*	This Agreement was executed by Craig L. Slutzkin on behalf of the individuals listed above pursuant to Powers of Attorney, copies of which are attached as Exhibit 99.2.

CUSIP No. 572322402

Exhibit 99.2

Powers of Attorney dated October 5, 2005, September 29, 2006 and February 2, 2009 (incorporated by reference from Exhibit 99.2 to the statement on Schedule 13D relating to the Common Stock of MEI Pharma, Inc. filed by the undersigned with the Securities and Exchange Commission on December 10, 2012).

CUSIP No. 572322402

POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints CRAIG L. SLUTZKIN as his true and lawful attorney-in-fact and agent for him and in his name, place and stead, in any and all capacities, to sign any and all documents relating to any and all Securities and Exchange Commission filings which may be required, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact may lawfully do or cause to be done by virtue hereof.

This power shall continue in effect until terminated in writing.

By:	/s/ Liam Ratcliffe
Liam Ratcliffe

Dated: April 9, 2012